LATHROP & GAGE LLP

2345 GRAND BOULEVARD, SUITE 2200

KANSAS CITY, MISSOURI 64108

February 12, 2009

Via Facsimile (202) 772-9210

and Edgar

Barbara C. Jacobs, Assistant Director

Securities and Exchange Commission

100 F St., NE

Washington D.C. 20549-4561

Re:	Diligent Board Member Services, Inc.

Amendment No. 2 to Registration Statement on Form 10

Filed: December 5, 2008

File No. 000-53205

Dear Ms. Jacobs:

We received your letter dated December 31, 2008 (the “Comment Letter”) in which you commented on the Amendment No. 2 to Registration Statement on Form 10 (the “Form 10”) described above. The responses of Diligent Board Member Services, Inc. ("Diligent") to your comments are set forth below. For your convenience, the original comments from your Comment Letter are reproduced below in bold type. Capitalized terms used herein have the same meanings as in the Form 10.

General

1.

We note that you have not filed your quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008. In your response letter, please tell us when you expect to file these periodic reports.

Response: The 10-Qs for June 30, 2008 and September 30, 2008 require the generation of comparable period financial statements for the accounting predecessor for the applicable quarters and interim periods of 2007. As the predecessor did not have an intention of becoming an SEC reporting company at the time, no reliable accounting period cutoffs were done by the predecessor for those quarters and interim periods. Accordingly, given the great difficulty and expense of completing appropriate 10-Qs for the referenced periods and given that there is no US trading of Diligent stock currently, Diligent has no current intention to file the delinquent 10-Qs. Diligent fully intends to file its 10-K for 2008 and all subsequent quarterly and annual periodic filings.

2.

We note from disclosure on F-20 that as of September 30, 2008, two officers, one of whom is a director, had outstanding loans with you, which were subsequently repaid with bonuses when you became cognizant of the loan prohibition in Section 13(k) of the Exchange Act. As you may be aware, upon filing of your initial registration statement, you achieved the status of “issuer” as defined in Section 2 of the Sarbanes-Oxley Act of 2002. Please advise. It appears that risk factor disclosure should be added. Please clarify whether the loans were repaid in cash. Please provide us with copies of your corporate documents authorizing the repayment of the loans through bonuses.

Response: As noted in Note 12 to the consolidated financial statements, the Board of Directors of Diligent took immediate corrective action as soon as it became aware of the loan prohibition in Section 13(k) of the Exchange Act. The risk factor disclosure has been added. The loans were repaid by the two officers via a bonus awarded to them by the Diligent Board of Directors which was directly applied to the outstanding loan. A copy of the relevant portion of the October 23, 2008 Diligent Board of Director minutes is included with the faxed copy of this letter.

Form 10

Item 1. Business, page 2

Development Timeline, page 3

3.

We note the disclosure regarding your work for AIG SunAmerica Funds. Please confirm to us that AIG SunAmerica Funds is aware of this disclosure in your filing, including the direct quote, or delete such disclosure.

Response: The disclosure has been deleted.

Recent Developments: New Zealand Offering, page 4

4.

Please explain the business purpose for structuring the transaction such that DBMS LLC retained certain Diligent Boardbooks liabilities, and you then loaned DBMS LLC $6.8 million to discharge the liabilities.

Response: The members of DBMS LLC determined that shares of a corporation would be more marketable for purposes of the New Zealand IPO than interests in an LLC, and thus needed to transfer the Diligent Boardbooks business to a corporation. At the time of the Contribution Agreement, DBMS LLC had liabilities with a book value in excess of the book value of its assets. Although not reflective of the going concern value of the business, DBMS LLC felt there was a potential adverse tax effect if Diligent assumed all of its liabilities and was unwilling to contribute the business to Diligent unless the book value of the contributed assets exceeded the book value of assumed liabilities. Accordingly, DBMS LLC and Diligent agreed to structure the transaction with DBMS LLC retaining certain liabilities rather than them being assumed by Diligent, with satisfaction of the liabilities then funded with the proceeds of the $6.8 million Diligent loan to DBMS LLC.

5.

Based on your disclosure elsewhere in the registration statement, it appears that the $6.8 million loan to DBMS LLC discussed in the first paragraph is the same as the approximately $3.7 million (net) advanced to DBMS LLC referenced in the bulleted list. If correct, please revise your disclosure to clearly disclose that the two amounts pertain to the same loan, and explain the reason for the disparity in the listed amounts.

Response: The Form 10 has been revised in response to your comment.
6.	Please disclose whether DBMS LLC has any continuing operations.

Response: DBMS LLC has indicated to Diligent that it has no continuing operations beyond acting as a holding company for its Diligent shares, and this disclosure has been included in the Form 10.

Market Opportunity, page 6

7.

Please provide us with the relevant portions of the 2006 survey conducted by the US Society of Corporate Secretaries & Governance Professionals you cite. To expedite our review, please clearly mark the source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement. Also, indicate whether the survey was prepared for you.

Response: The reference to the survey has been deleted.

Our Product Strengths, page 6

8.	We are unable to locate the 2006 Wall Street Journal article referenced on page 6. Please provide us with a copy.

Response: A reprint copy of the article is available on the Diligent website (www.boardbooks.com) and is included with the faxed copy of this letter for your convenience.

Item 1 a. Risk Factors, page 11

“We currently rely on a single product offering.” page 12

9.	The text of this risk factor appears to be generally inconsistent with the heading. Please revise, as appropriate.
Response: The Form 10 has been revised in response to your comment.

“We might not be able to obtain additional funding,” page 13

10.

Please revise the heading and text of this risk factor so that they are consistent with your disclosure on page 29 that your current cash, cash equivalents and short-term investments together will only be sufficient to, meet your anticipated cash requirements for working capital and capital expenditures through April 2009.

Response: The Form 10 has been revised in response to your comment.

“We might not collect our note receivable,” page 13

11.	Please expand your disclosure in this risk factor to address:
•	the number of shares securing the note;
•	the current value of the shares securing the note;
•	the number of the shares that have been pledged to secure other obligations and the impact that this has on the security interest;
•	the potential impact on your business if you are unable to collect the note;
•	the potential impact on your business if you were to receive shares instead of cash as payment for the note; and
•	whether DBMS LLC has any continuing operations and assets.

Response: The Form 10 has been revised in response to your comment.

“Financial, political or economic conditions could adversely affect our revenues.” page 14

12.	This risk factor is substantially identical to the immediately following risk factor. As such, please delete this risk factor.
Response: The Form 10 has been revised in response to your comment.

“Disruption in credit markets and volatility in equity markets...,” page 15

13.

In this risk factor you state that in the absence of a financing commitment prior to the end of 2008, you may significantly reduce staff and cut operating expenses, including selling and marketing expenses, in order to preserve your available working capital and extend the time available to secure adequate funding. Please update this risk factor to reflect your current economic situation at the time of the filing of your amended registration statement.

Response: The Form 10 has been revised in response to your comment.

Item 2. Financial Information, page 16

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 27

14.

You state that at this time, you believe that your current cash, cash equivalents and short-term investments together will be sufficient to meet your anticipated cash requirements for working capital and capital expenditures through April 2009. Expand this section to state the estimated amount of additional capital that you believe must be obtained to enable you to pursue your business plan for 12 months from the date of your amended registration statement. Include a more detailed description of how you plan to operate on a reduced budget. Explain any known future trends or any known events that will cause your future capital requirements to vary from historical ones. See Item 303(a)(1) and (2) of Regulation S-K, and Instructions 2 and 5 thereto; see also SEC Release Nos. 34-26831 and 34-48960.

Response: The Form 10 has been revised in response to your comment.
15.	Please include an estimate of your expected legal, accounting, and other expenses related to your reporting obligations.
Response: The Form 10 has been revised in response to your comment.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 29

16.

Please revise this section to clarify that a person is deemed a beneficial owner if that person has the right to acquire beneficial ownership of a security within 60 days. See Instruction 1 to Item 403 of Regulation S-K and Rule 13d-3(d)(1).

Response: The Form 10 has been revised in response to your comment.

Item 5. Directors and Executive Officers, page 31

Executive Officers, Directors, and Certain Significant Employees, page 31

17.

For each of your directors, executive officers and significant employees, please make sure that you have clearly identified each person’s principal occupation and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on and the dates the person worked for those organizations. See Item 401(e) of Regulation S-K. In addition, please tone down the promotional tone of some of the biographies. For example, but without limitation, the statements that Mr. Henry has been involved with the Internet since its commercial inception, and that individuals were “instrumental” in growing sales, etc.

Response: The Form 10 has been revised in response to your comment.

Item 6. Executive Compensation, page 37

18.

In your amended filing, please update this section to include disclosure for your fiscal year ended December 31, 2008. Please make sure to discuss in detail the repayment of the loans made to two executives through the issuances of bonuses.

Response: The Form 10 has been revised in response to your comment.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 38

19.

Your predecessor appears to constitute a promoter. See Rule 405 of Regulation C. Please revise this section to include all disclosure required by Item 404(c) of Regulation S-K. See Item 404(d) of Regulation S-K. For example, but without limitation, with respect to the contribution agreement, state the amount at which the assets were acquired, the principle followed in determining such amount, and identify the persons making the determination and their relationship, if any, with you or your predecessor.

Response: The Form 10 has been revised in response to your comment. We note that the Form 10 contains extensive information regarding the predecessor given its status as a predecessor, related person and significant shareholder.

20.

Please revise this section to disclose the name of each related party and the basis on which the party is a related party. See Item 404(a)(1) of Regulation S-K. In addition, provide a more detailed description of the related person’s interest in the transaction, including the related person’s position(s) or relationship(s) with, or ownership in, a firm, corporation, or other entity that is a party to, or has an interest in, the transaction. See Item 404(a)(2) of Regulation S-K. For example, but without limitation, you make several references to Diligent Partners in this section, but the basis upon which Diligent Partners is a related party is unclear from your disclosure in this section and the body of your registration statement.

Response: The Form 10 has been revised in response to your comment.
21.

Please revise your disclosure regarding the loan to DBMS LLC to include all of the information required by Item 404(a)(5) of Regulation S-K. For example, but without limitation, we note that in this section you do not appear to have disclosed the amount of the loan outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, and the amount of interest paid during the period for which disclosure is provided. In addition, add disclosure regarding the security for the loan and the likelihood of repayment.

Response: The Form 10 has been revised in response to your comment.
22.	Please enhance your disclosure in the paragraph discussing your loan to DBMS LLC. Provide more detailed disclosure regarding the $3.2 million of liabilities retained by DBMS LLC that were satisfied by the holders of such liabilities subscribing for shares of your common stock for $0.75 per share in a non-registered offering conducted concurrently on December 10, 2007 with your initial public offering on the New Zealand Stock Exchange. Also provide more detailed disclosure explaining how, under the terms of the subscription agreements between such holders of DBMS LLC liabilities and you, the subscribers directed you to apply the cash that would otherwise have been advanced to DBMS LLC under the Note and then paid to such subscribers by DBMS LLC to the amount due under the subscription agreements. Based on your current disclosure in this section, it is unclear why the amount of the loan to DBMS LLC is $6.8 million if you advanced DBMS LLC $3.4 million, and approximately $3.2 million of liabilities were satisfied through the issuance of equity in the non-registered offering. Moreover, your discussion in this section and the correlating amounts appears to be inconsistent with your discussion in the immediately following paragraph that discusses the purchase of shares by affiliates in the New Zealand offering. Please revise your disclosure, as necessary, to provide a proper explanation and eliminate any inconsistencies.

Response: The Form 10 has been revised in response to your comment.
23.

On page 40, you state that “Certain of the obligations that Diligent acquired in connection with the $6.8 million loan and promissory note were to our affiliates that had loaned approximately $3.2 million to DBMS LLC to develop the Diligent Boardbooks business.” Please explain how you acquired obligations in connection with loaning money to DBMS LLC.

Response: The Form 10 has been revised in response to your comment.

Item 10. Recent Sales of Unregistered Securities, page 42

24.

Please disclose the name of the underwriter for your public offering in New Zealand. See Item 701(b) of Regulation S-K. Also disclose the aggregate underwriting discounts or commissions. See Item 701(c) of Regulation S-K.

Response: The Form 10 has been revised in response to your comment.

Financial Statements and Exhibits, page 47

25.

We note your disclosure that on November 20, 2008, LLC agreed to pledge an additional 11,500,000 common shares of Diligent as further collateral for the note receivable. Please file this agreement as an exhibit.

Response: The Form 10 has been revised in response to your comment.
26.	Please file the material leases for your properties as exhibits. See Item 601(b)(10) of Regulation S-K.

Response: Diligent’s leases are for general office space that is not particularized to Diligent’s business, and none of the leases for Diligent’s properties are material.

27.

With respect to every related party agreement discussed in your registration statement that you have not filed as an exhibit, please provide us with a legal analysis of Item 601(b)(10) of Regulation S-K supporting your decision.

Response: The sales agreement with Sugar International is filed as exhibit with the amended Form 10. No other related party agreements are in writing which have not been filed previously.

Consolidated Financial Statements, page F-1

General

28.	Please disclose the accounting considerations related to recording the exchange and your presentation of predecessor/successor financial statements. Include references to any relevant guidance.

Response: Prior to the contribution of the Boardbooks business by DBMS LLC to Diligent on October 1, 2007, DBMS LLC conducted the Boardbooks business as its primary business operation. Subsequent to the contribution, Diligent was owned by the members of DBMS LLC. Management remained the same. Accordingly, there was common ownership before and after the transfer of the Boardbooks business to Diligent, as well as continuity of the business.

Paragraph 11 of SFAS 141 states that this statement does not apply to combinations between entities or businesses under common control. Management considers the formation of Diligent and contribution of the Boardbooks business to be similar to the example cited in paragraph D11(a) of SFAS 141, wherein an entity charters a newly formed entity and then transfers some or all of its assets to that newly chartered entity. Paragraph D12 of SFAS 141 requires that assets and liabilities be recorded at their carrying amounts in the accounts of the transferring entity at the date of transfer in a transaction which is a transfer between entities under common control.

As disclosed in Note 5 to the consolidated financial statements, and in accordance with SFAS 141, the exchange was recorded at the Predecessor’s net book values.

Consolidated Balance Sheets, page F-3

29.

Please explain to us why the note and accrued interest receivable from an affiliate is presented as an asset rather than as an offset to equity. Refer to authoritative accounting literature as appropriate.

Response: The note from DBMS LLC and accrued interest receivable is a bona fide receivable from our affiliate. The loan of $6,800,000 represents funds advanced to DBMS LLC in order for it to discharge its liabilities. Rather than advance the full $6,800,000 in cash, $3,178,988 of such liabilities, relating to loans to members of DBMS

LLC and third parties, were assumed by Diligent in a noncash transaction. Hence, the $3,178,988 represents a substitution of DBMS LLC’s liabilities from third parties to Diligent. All of these loans were subsequently converted by Diligent into shares of its common stock in a private placement conducted concurrently on December 10, 2007 with Diligent’s initial public offering on the New Zealand Stock Exchange. Therefore, the Note Receivable from DBMS LLC is recorded as an asset rather than an offset to equity.

Revenue Recognition, page F-10

30.

We note that you recognize installation revenues upon completion of the installation. Please explain to us how you considered SAB Topic 13.A.3.F with respect to your method of recognizing this revenue.

Response: Diligent has computed the amounts which would have been recognized as installation revenues if revenues had been amortized over the expected contract period in accordance with SAB Topic 13.A.3.F, and compared these amounts with the actual amounts recorded in each of the statements of operations presented in Item 13 of the Form 10. As a result of this analysis, net losses were understated by $20,507, $12,387, $26,320 and $86,937, for the year ended December 31, 2006, the nine months ended September 30, 2007, the three months ended December 31, 2007 and the nine months ended September 30, 2008, respectively. These adjustments, if recorded, would have no effect on Diligent’s loss per share, cash flows and liquidity, and are immaterial to the Company’s net loss for the periods.

In addition to a quantitative analysis of the materiality of these adjustments, management assessed materiality using qualitative factors as discussed in Topic 1 of SAB No. 99. Management concluded that the adjustments, if recorded, would:

• have no effect on trends,
• not change a loss into income or vice versa,
• not affect segment analysis since Diligent operates in one segment,
• not affect compliance with regulatory requirements,
• not affect compliance with any contractual requirements,
• not affect management's compensation, and
• not conceal an unlawful transaction.

Additionally, management believes that the judgment of a reasonable person relying upon Diligent’s financial statements would not have been changed or influenced by the deferral and amortization of the installation revenues. Therefore, based on both a quantitative and qualitative analysis, management believes that the amounts are immaterial to all periods presented.

Beginning as of October 1, 2008, Diligent will defer installation revenues and amortize over the expected contract period.

Diligent has included disclosure of this change in method of accounting for installation fees in the Form 10.

Benefit Plans, page F-24

31.

We note that, on November 8, 2007, you granted four million shares of restricted stock and valued these awards based on the closing price of your stock on December 12, 2007. Please tell us how your valuation complies with paragraph 16 of SFAS 123(R), which requires share based awards to be valued at the fair value on the grant date.

Response: On the November 8, 2007 grant date of the restricted stock, Diligent was a nonpublic company and there was no quoted market price for their stock.

Paragraph 16 of SFAS 123(R) notes that the estimate of fair value at the grant date of equity instruments is based on the share price and other pertinent factors. The FASB acknowledges in paragraph 1of the Statement that there will be situations where it is not possible to reasonably estimate the fair value of an award at the grant date. One such situation is for equity instruments issued by a nonpublic entity. Although Diligent was not a public entity at the grant date, the shares were granted in anticipation of the public offering, which in fact took place only one month after the grant date. In considering the fair value at November 8, 2007, management believed that a fair value measurement using a quoted market price after the shares became public, knowing that the public offering was imminent and that the shares were issued in anticipation of such offering, was a reasonable estimate of fair value.

*  *  *  *  *  *

While acknowledging the Staff's position, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from registrants a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require registrants to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please do not hesitate to contact me at (816) 460-5825 with any questions or comments you may have regarding the above responses.

Very truly yours,

LATHROP & GAGE LLP

By: /s/ Wallace E. Brockhoff
Wallace E. Brockhoff